10 March 2008

Cadbury Schweppes announces retirement of Director and appointment of Audit Committee Chairman

Cadbury Schweppes announces that David Thompson, a non-executive director since 1998, retired from the Board on 8 March 2008.

Sir John Sunderland, Chairman, said: “On behalf of the Board, I would like to thank David for his significant contribution to Cadbury Schweppes over the past 10 years as a member of the Board, in particular for his efforts in chairing the Audit Committee over the last 8 years during a time of significant change in this area, and as a member of its Remuneration and CSR Committees. I wish him well in his future retirement.”

Guy Elliott, finance director of Rio Tinto plc and a non-executive director of Cadbury Schweppes since July 2007, was appointed as Chairman of the Audit Committee on 8 March 2008 and as the Audit Committee financial expert for US and UK regulatory purposes.

Following the retirement of David Thompson, Cadbury Schweppes’ Board will comprise:

Sir John Sunderland – non-executive chairman
Roger Carr — deputy chairman and senior independent non-executive
Todd Stitzer — chief executive officer
Ken Hanna — chief financial officer
Bob Stack — chief human resources officer
Sanjiv Ahuja – non-executive
Dr Wolfgang Berndt — non-executive
Guy Elliott – non-executive
Ellen Marram – non-executive
The Rt Hon The Lord Patten of Barnes CH — non-executive
Raymond Viault – non-executive

Ends

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